February 25, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (508) 497-8079

Joseph M. Tucci
Chairman and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, MA 01748

>   **Re: EMC Corporation**
>   **Definitive 14A**
>   **Filed March 27, 2007**
>   **File No. 001-09853**

Dear Mr. Tucci:

      We have reviewed your January 11, 2008 response to our comments of December 14, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the performance targets relating to the company revenue and profit contribution targets under the customer operations revenue plan and the customer operations profit contribution plan as well as the performance targets relating to the ESG plan. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

      Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Attorney Advisor